Access Pharmaceuticals, Inc
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207


August 3, 2006


Office of the Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn: Ms. Son Brandon

Re: Access Pharmaceuticals, Inc.
    Registration Statement on Form S-1 (File Number 333-135724)

Dear Ms. Brandon:

Access Pharmaceuticals, Inc. hereby requests that its Registration Statement on Form S-1 (File No. 333-135724) be declared effective as of the date and time set forth below, or as soon thereafter as is practicable, unless you are orally notified to the contrary by us prior to such time:

Requested date of effectiveness: August 7, 2006

Requested time of effectiveness: 9:00 a.m.


Please do not hesitate to call John J. Concannon III, Esq. of Bingham McCutchen LLP at (617-951-8874) or the undersigned at (214-905-5100) with any questions or comments you might have.


ACCESS PHARMACEUTICALS, INC>

/s/ Stephen B. Thompson
-----------------------

Stephen B. Thompson
Vice President,
Chief Financial Officer,
Treasurer